                             EATON & VAN WINKLE LLP
                            3 Park Avenue, 16th Floor
                              New York, N.Y. 10016

Vincent J. McGill                                                    Direct Dial
Partner                                                             212-561-3604

                                October 21, 2008

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
100 F. Street, N.E.
Washington, D.C. 20549

            Re:   China Organic Agriculture, Inc.
                  Amendment No. 2 to Form 10-12G
                  Filed July 10, 2008
                  File No. 0-52430

Ladies and Gentlemen:

      On behalf of China Organic Agriculture, Inc. (the "Company"), we are
writing in response to the August 5, 2008 Comment Letter from the Commission's
Division of Corporate Finance (H. Christopher Owings, Assistant Director) to the
Company regarding the above-referenced filing. The Company is filing herewith an amended Registration Statement on Form 10 (the "Amended Form 10") which addresses the Staff's comments. For ease of reference, each of the comments of the Staff is set forth below, together with the related response. The sections and page numbers referred to in the responses below correspond to sections and page numbers in the Amended Form 10, unless otherwise noted.

General

      1.    Please generally ensure that your registration statement reflects information as of a current date; in this regard, we note several references to information that is as of April 11th. For example, see page 23 and the paragraph under "Securities Ownership of Certain
            Beneficial Owners and Management" and page 29 and the paragraph under "Description of Securities to be Registered." These are only examples so please review your entire registration statement and provide appropriate revisions.

The registration statement has been edited to reflect current information to the latest date possible.

Recent Developments, page 4

      2.    We note your response to comment three in our letter dated May 28,
            2008. We further note that you have incorporated by reference from your Form 10-K the Promissory Note Secured By Deed of Trust for$8,515,000 by which you financed the purchase of the vineyard.
            Please also incorporate by reference Exhibits 10.20 and 10.22 from your Form 10-K. In this regard, for ease of reference you should list the exhibits incorporated by reference by the same exhibit number as they appear in the Form 10-K. Presently, you list the
            Promissory Note as Exhibit 10.12 to your Form 10-12G and Exhibit
            10.21 to the Form 10-K. Please also update your Form 10-12G to discuss the formation of your newest subsidiary the Far East Wine
            Holding Group; in this regard, we note that you have not filed a revised Exhibit 21 to reflect the formation of this subsidiary.

The requested exhibits have been incorporated by reference in the Form 10-12G, and the exhibits to the Form 10-12G have been renumbered so that they conform to the exhibit numbers within the Form10-K. The Company's discussion of the Far
East Wine Group is found under the subheading " Recent Developments ", and
Exhibit 21 has been revised.

Principal Customers, page 6

      3.    We note your response to comment eight in our letter dated May 28,
            2008. However, your references to each of your retailers continue to be inconsistent. For example, you refer to "Songyuan Shunda Grain and Oil Company" and "Songyuan Grain and Oil Company" on page 6 whereas on page 9 you refer to these same companies as "Shunda Grain and Oil Company" and "Tongda Grain and Oil." These are only examples; please review your entire Form 10 and revise as
            appropriate.

The Form 10 has been reviewed and revisions made as appropriate. However, the
Company respectfully notes that "Songyuan Grain and Oil Company", Songyuan
Shunda Grain and Oil Company, and "Tongda Grain and Oil" are in fact separate entities.

Principal Suppliers, page 6

      4.    We note your indication that "during 2008 more than 50% of [y]our green rice will come from a limited number of grain depots and other market channels and that [you] will produce all of [y]our organic rice." Please revise to explain why you believe that more than 50%
            of your green rice will come from a limited number of grain depots when it would appear that in prior years an amount much less than
            50% of your green rice came from grain depots. Further, if you anticipate a smaller amount of tonnage of rice overall in 2008, please state this and explain why.

The forward looking language noted by the Staff has been deleted. Due to the shift in the Company's focus the discussion under this subheading has been revised.

Distribution Channels, page 9

      5.    We note your response to prior comment 10 of our letter dated May
            28, 2008. Please also tell us whether each of the chains to which you distribute your products has met the minimum sales targets you have contracted for them to achieve.

Only Songyuan City Shunda Grain and Oil and Songyuan City Tongda Grain and Oil
met the targets set for 2007. No minimum production targets were set for the years remaining on the contracts for any of these or the other parties with whom we contracted. Disclosure to this effect was added at the end of this Section.

      6.    Please provide support for your statement that "Nanjing Suguo
            Supermarket is one of the largest supermarket chains in China with annual sales reaching $3 billion, and 70% of those revenues are derived from agricultural and related items such as China Organic's
            ErMaPao rice products." If the statement is based upon management's belief please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the statement is based upon reports or articles please provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

The USDA Foreign Agricultural Service, in GAIN Report No. CH7821, the relevant section of which has been provided herewith, shows Nanjing Suguo's parent
Corporation to be the third-largest of the top domestic food retailers in China as of the date of the Report. A physical copy of the GAIN Report has been sent to the Commission via U.S. Mail.

Management's Discussion and Analysis of Financial Condition, page 10

      7.    We note your revisions in response to prior comment 12 of our letter dated May 28, 2008. Please consider further revising the discussion you provide on page 12 to address how and why your gross profit could be impacted in the upcoming fiscal year. For example, considering your gross profit improved due to increases in the price of rice, please discuss this trend, whether you expect it to continue and, if not, what impact this will have on your revenues.
            Please also discuss the unavailability of your exemption from income taxes and the impact this will have upon your gross profit in the future.

Disclosure has been added at the end of the first paragraph under the subheading
"Gross Profit Margin" with respect to the potential impact of price declines and at the end of the second paragraph under the subheading "Income from Operations and Net Income" under the with respect to the potential impact of the loss of the tax exemption.

Liquidity and Capital Resources, page 12

      8.    Please briefly discuss how your plans for the operation of the newly-acquired Bellisimo Vineyard will impact your available capital. Discuss whether you will require additional funds to commence operations of the vineyard and, if so, what sources you expect to utilize. Please also ensure that your statements with respect to available funds are consistent; you state here that you have sufficient funds through 2008 and on page 13 you state that you have sufficient funds for the next 12 months.

The Company continues to formulate its plans for the Bellisimo Vineyard and currently expects to operate in a manner which will not require substantial cash and as indicated, such cash will be available from current operations. The statements with respect to available funds have been made consistent.

Certain Relationships and Related Transactions; Director Independence, page 26

      9.    We note that Xi Rong Xu provided you with some of the funds necessary for your purchase of Bellisimo Vineyard. If Mr. Xu is an immediate family member, as defined in instruction 1 to Item 404(a)
            of Regulation S-K, of your Chief Executive Officer, Changqing Xu, please provide the disclosure required by Item 404(a) of Regulation
            S-K.

Xi Rong Xu is not related to Changqing Xu. He is affiliated with the company by virtue of his ownership of common stock of the Company.

Consolidated Financial Statements, page F-1
Consolidated Balance Sheets, page F-3

      10.   Please present accounts payable and accrued expenses as separate line items. In addition, please tell us the items and their amounts included in accrued expenses at December 31, 2006 and consider including a table of accrued expenses in the notes to financial statements. Further, please disclose the causes for the increases in accounts receivable and inventory and the decreases in accounts payable and accrued expenses in your discussion of net cash provided by operating activities on page 13.

The Company determined not to follow this suggestion as the amount of the accrued expenses for each of the dates presented was less than $5,000. In the future, if accrued expenses become more significant, they will be broken out as a separate item.

Consolidated Statements of Cash Flows, page F-6

      11.   We reviewed your response to our comment 16 from our letter dated
            May 28, 2008. You state that advances due to related parties have been classified as cash flows from financing activities. However, it appears that related party advances are not reflected in the statement. Please tell how related party advances are classified in the statement and revise future filings as appropriate.

As presented, the loans made to the Company by related parties and the repayment of such loans are reflected under "Cash Flows Used in Financing Activities" as required.

Consolidated Statement of Stockholders' Equity, page F-24

      12.   We reviewed your response to our comment 14 from our letter dated
            May 28, 2008 and the presentation of the recapitalization in your financial statements. Based on your disclosure in the second paragraph under the common stock heading in Item 10 on page 27, it appears that the issuance of 8,750,000 shares of common stock in settlement of debt may have been a pre-merger transaction of CNOA.
            If so, please remove this line item from your consolidated statement of stockholders' equity and revise the number of shares issued in the merger and the amount of common stock assigned to such shares accordingly. Otherwise, please advise. In addition, please note that the merger transaction should have no impact on retained earnings of
            COA and the amount of capital assigned to the shares of common stock issued to the stockholders of CNOA in the merger should equal the net assets of CNOA as of the merger date. Please revise or advice.

The requested line item has been removed from the financial statements in accordance with the Staff's request and the number of shares issued I the merger has been revised accordingly.

      13.   Please revise to include dividends and issuance of shares at merger in the total equity column.

The requested revision has been made to the total equity column of the financial statements.

Notes to Financial Statements, page F-8

Note 1 - Organization and Summary of Significant Accounting Policies, page F-8

      14.   Please disclose whether value added taxes collected from customers are presented on a gross basis or a net basis. For any such taxes that are reported on a gross basis, please disclose the amounts of those taxes for each period presented if those amounts are significant. Refer to paragraph 4 of EITF 06-3.

A discussion of how the Company deals with value added taxes has been added to the end of Note 7.

Note 9 - Product Mix and Major Customers, page F-24

      15.   Please disclose the total amount of revenues from each customer that accounted for more than 10% of revenues for each year presented.
            Refer to paragraph 39 of SFAS 131.

The customers that accounted for more than 10% of the Company's revenues for
2007 have been identified.

Note 13 - Subsequent Events, page F-28

      16.   We reviewed your response to our comment 24 from our letter dated
            May 28, 2008 and your disclosure in Note 3 to the financial statements filed in Form 10-Q for the quarter ended March 31, 2008, and we understand that you accounted for the acquisition of
            Bellisimo Vineyard as an asset purchase as opposed to the purchase of a business. Please provide a more detailed analysis of the facts and circumstances that support your conclusion that the transaction was an acquisition of assets as opposed to an acquisition of a business. Refer to Article 11-01(d) of Regulation S-X and EITF 98-3.
            If you determine that the purchase of Bellisimo Vineyard represents a purchase of a business and you are unable to provide the financial statements and pro forma financial information required by Rules
            8-04 and 8-05 of Regulation S-X, please request a position for no action from the Division of Corporation Finance, Chief Accountant's
            Office.

Prior to its acquisition by the Company, the Bellisimo Vineyard was operated as an unprofitable avocation, one might say a hobby, by its then owner. The Company gave no consideration to the performance of the then existing business when it purchased the vineyard. The price was determined with reference to the value of the land in the area in which the Vineyard is located as opposed to the value of the enterprise. Although the Company is interested in the potential for exporting wine to China and may eventually enter the wine exporting business and use the cachet of the Sonoma Valley in connection with this activity, at the time the property was acquired the Company had no intention to seek to profit from the grape-growing activities on the property, and, in all events, was not interested in operating the property in the same manner as it had been operated by the prior owner. In the Company's estimation, the administrative, accounting and capital expenses which would be required to operate the Vineyard profitably on a stand alone basis are prohibitive and preclude such an activity. Apart from the fact that the value of the Vineyard is determined primarily by its land value, the level of operations maintained by the prior owner were such that there were no financial statements for the Company to review nor were there sufficient records, apart from the owner's personal bank accounts, on which to reconstruct financial statements. Given that the owner had mixed personal expenses with those of the Vineyard, the Company could not construct reliable financial statements from the materials available.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2007

      17.   We note your response to our comments 26 - 31 from our letter dated
            May 28, 2008. The amendment you intend to file should also address the above comments as applicable.

The Company's has already filed Amendment No. 2 to its Form 10-K for Fiscal Year ended December 31, 2007, and addressed the above comments in such Amendment.

Form 10-QSB for Fiscal Quarter Ended September 30, 2007

      18.   We note your response to our comment 32 from our letter dated May
            28, 2008. The amendment you intend to file should also address the above comments as applicable.

The Company's has already filed Amended Form 10-Q's for each of the first three quarters of 2007 in which it has addressed the Staff's comments.

Form 10-Q for Fiscal quarter Ended March 31, 2007

      19.   As applicable, please revise to address the comments above.

The Company has filed Amended Form 10-Q's for each of the first two quarters of
2008.

Part I. Financial Information, page 2
Consolidated Statements of Income, page 5

      20.   The weighted average shares used to calculate earnings per share for the three months ended March 31, 2007 appears incorrect. Please revise or advise.

The number for the weighted average shares used to calculate earnings per share has been revised.

      21.   In Note 8 you disclose that you are accruing taxes at the 25%
            statutory rate. Please tell us and consider disclosing why the effective rate is approximately 33%.

The Company's operations are principally conducted in the People's Republic of
China and as such it continues to believe that it is taxable at a rate of 25% on its income in the PRC. In future filings the Company will add disclosure relative to taxation of its activities within the United States, however, such activities are, in the Company's judgement, not material to the disclosure in this Note as of the date of the date of this 10-Q.

Consolidated Statements of Cash Flows, page 7

      22.   Reference is made to the "payment of debt with share issuance," "due to related party" and "effect of exchange rate changes on cash and cash equivalents," line items. It appears that you have not considered our comment 40 from our letter dated March 11, 2008 and comments 16 and 17 from our letter dated May 28, 2008. Please advise or revise.

Appropriate revisions have been made in response to this comment and the comments contained in your earlier letters.

      23.   Please tell us why the amount of stock based compensation differs from the amount of stock based compensation reflected in the consolidated statement of stockholders' equity on page 8.

The amount of stock based compensation in the Consolidated Statements of Cash
Flows reflects the expense attributable to warrants issued to a consultant in the first quarter of 2008 as well as the expense attributable to warrants issued in 2007. At the end of 2007, the Company revalued the warrants issued in 2007 and determined to take a credit as it determined that the consultant had not completed its service and could not exercise the warrants. The revaluation resulted in a credit against prepaid expense and a debit against shareholders equity. The amount reflected as stock based compensation in the Consolidated
Statement of Stockholders Equity, was reduced to reflect the credit taken against the 2007 warrants.

Notes to Consolidated Financial Statements, page 9
Note 13 - Stock Warrants, Options and Compensation, page 18

      24.   Please tell us how you are accounting for the warrants you committed to issue as part of the consulting agreement. Specifically address how you determine the measurement dates and recognize compensation cost. Refer to paragraph 8 of SFAS 123(R) and EITF 9618.

The Note discloses that the expense will be recognized on a straight line basis over the one year life of the consulting contract and that the measurement date is the date on which the Company agreed to issue the warrant.

Item 4T. Controls and Procedures, page 23

      25.   It is unclear whether your Chief Executive Officer and Chief
            Financial Officer concluded that your disclosure controls and procedures were effective or ineffective as of March 31, 2008.
            Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your Chief Executive Officer and Chief Financial Officer on the effectiveness of your disclosure controls and procedures as of March 31, 2008. For example, if true, you can state that given the material weaknesses, your disclosure controls and procedures were not effective as of March 31, 2008.

The disclosure has been revised to state clearly that the Company's Chief executive Officer and Chief Financial Officer conducted a review of the
Company's disclosure controls and procedures as of March 31, 2008, and concluded that the procedures were not effective.

Exhibits 31.1 and 31.2

      26.   Please revise the certifications to conform exactly to the certification set forth in Item 601(b)(31) of Regulation S-K. In particular, please replace "quarterly report" with "report" in paragraphs 2, 3 and 4(a), include the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting and include paragraph 4(d). Please also include the titles of the certifying officers under their conformed signature and name.

The certifications have been revised.

                                                    Sincerely,

                                                    /s/ Vincent J. McGill
                                                    ---------------------
                                                    Vincent J. McGill

Attachment A

GAIN Report – CH7821 **Page 19 of 48**

Industry Profiles

Statistics on China's food retail industry have serious shortcomings, for a variety of reasons. Mergers, buyouts and cross-investment, combined with the effects of China's previous requirement for foreign companies to work through joint ventures, have created a hopelessly tangled web of ownership. It is difficult to be certain whether revenues do or do not include income from joint ventures or subsidiary chains. Store numbers are less opaque, but still present problems. Many retailers operate a range of different store formats, and it is not always clear whether a number includes only hypermarkets, supermarkets, or convenience stores, or some combination of the three. Lastly, the retail sector is expanding at such a rapid pace that store numbers can change on a weekly basis. Keeping these difficulties in mind, the following table provides a rough outline of the current state of the retail industry.

Company Profiles

Table 5. Leading food retailers in China: 2006

Company	Ownership/ Headquarters	Business Line	Stores (no.)	Sales (¥ billion)[1]
Domestic Companies				
Lianhua	China SOE[2]	Super/Hypermkt/ Convenience	3913	44.0
Wumart	China Pvt	Supermkt/ Convenience	728	23.1
Suguo	China SOE[3]	Supermkt/ Convenience	1612	22.3
Beijing Hualian	China SOE	Hypermarket	76	21.2
Nonggongshang	China SOE	Super/Hypermkt/ Convenience	1857	19.6
Shanghai Hualian	China SOE	Super/Hypermkt/ Convenience	1955	15.0
Xiuyijia (A. Best)	China Pvt	Department	99	14.3
Jingkelong	China Pvt		171	6.1
Kedi	China SOE	Convenience	1171	2.4
Zhejiang Renti (C&U Supermarket)	China Pvt	Supermarket	226	1.9
Beijing Chaoshifa	China Pvt	Supermarket	51	1.7
Multinational Companies				
China Resources Vanguard	Hong Kong JV	Hypermarket	2250	37.9
Carrefour	France	Hypermarket	95	24.8
RT-Mart	Taiwan JV	Hypermarket	68	19.6
Wal-Mart	United States JV	Hypermarket	71	15.0
Trust-Mart	Taiwan JV	Hypermarket	101	14.0
Lotus	Thailand	Hypermarket	75	13.5
Metro	Germany JV	Hypermarket	33	9.4
Tesco	United Kingdom JV	Hypermarket	47	9.3
Auchan	France	Supermarket	16	6.2
Parksons	Malaysia	Supermarket	38	6.2
Park'n'Shop	Hong Kong	Supermarket	44	4.7

Source: China Chain Store & Franchise Association 2007

[1] Sales include food and non-food items
[2] SOE= State-Owned Enterprise
[3] Joint venture with China Resources Vanguard

UNCLASSIFIED **USDA Foreign Agricultural Service**